Exhibit 21.1

LIST OF SUBSIDIARIES OF CABELA'S INCORPORATED

Name of Subsidiary	Jurisdiction of Organization

Cabela's Hong Kong, Limited	Hong Kong SAR
Cabela's Retail Canada Inc.	Nova Scotia
Cabela's B.C. Retail Holdings ULC	British Columbia
Cabela's Marketing and Brand Management, Inc.	Nebraska
Cabela's Ventures, Inc.	Nebraska
Fort Sidney Land Development, LLC	Nebraska
The Ranch at Sidney, L.L.C.	Nebraska
Cabela's Wholesale, Inc.	Nebraska
Cabela's Retail IL, Inc.	Illinois
Cabela's Retail LA, LLC	Nebraska
Cabela's Retail MO, LLC	Nebraska
Cabela's Outdoor Adventures, Inc.	Nebraska
Cabela's Trophy Properties, LLC	Nebraska
World's Foremost Bank	Nebraska
WFB Funding Corporation	Nebraska
WFB Funding, LLC	Nebraska